UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D/A	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 151,423
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 151,423
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 2,146,475 Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2006.

CUSIP No. 882610108	13D/A	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 151,423
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 151,423
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 151,423
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 151,423
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 5 of 9 pages

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 and amended on January 20, 2006, February 2, 2006, June 13, 2006 and August 17, 2006 (the “Schedule 13D”), with respect to the sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each (the “Shares”), of Texas Pacific Land Trust (the “Issuer”). The Amendment is being filed to reflect a change in the discretionary authority of the Reporting Persons. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor to the following investment funds that directly hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $19,142,528.62. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 81,802; 51,181; 4,232 and 14,208 Shares, respectively, representing approximately 3.8%, 2.4%, 0.2% and 0.7% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 151,423 Shares, constituting 7.1% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 151,423 Shares, constituting 7.1% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 151,423 Shares, constituting 7.1% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 882610108	13D/A	Page 6 of 9 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit B	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit C	Press Release, dated August 17, 2006**
Exhibit D	Schedule of Transactions in Shares of the Issuer
Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

CUSIP No. 882610108	13D/A	Page 7 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

CUSIP No. 882610108	13D/A	Page 8 of 9 pages

EXHIBIT INDEX

Exhibit A	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit B	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit C	Press Release, dated August 17, 2006**
Exhibit D	Schedule of Transactions in Shares of the Issuer
Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

CUSIP No. 882610108	13D/A	Page 9 of 9 pages

Exhibit D

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/16/2006	(300.00)	145.00
09/05/2006	700.00	168.45
09/06/2006	500.00	166.01
09/08/2006	366.00	161.21
09/14/2006	500.00	159.01
09/22/2006	600.00	153.06
09/27/2006	100.00	157.26
09/29/2006	1,736.00	162.00
10/03/2006	3,367.00	156.69
10/03/2006	900.00	156.84
10/09/2006	200.00	154.51
10/10/2006	300.00	156.68
10/11/2006	672.00	156.11
10/12/2006	1,212.00	156.31

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/25/2006	300.00	156.01

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/01/2006	(100.00)	169.98
09/05/2006	(100.00)	170.97
09/12/2006	(1,300.00)	155.49
10/03/2006	(2,284.00)	156.09

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/17/2006	(600.00)	145.99
09/05/2006	(900.00)	168.94
09/05/2006	(200.00)	170.98
10/03/2006	(1,772.00)	156.09

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/31/2006	2,900.00	165.57
09/01/2006	1,400.00	170.57
09/05/2006	100.00	168.45
09/08/2006	134.00	161.21
09/22/2006	200.00	153.06
09/29/2006	464.00	162.00
10/02/2006	1,200.00	159.59
10/03/2006	800.00	156.69
10/03/2006	200.00	156.84
10/11/2006	174.00	156.11
10/12/2006	211.00	156.31

Silvercreek SAV LLC
10/03/2006	600.00	156.69
10/03/2006	100.00	156.84
10/09/2006	100.00	154.51
10/11/2006	154.00	156.11
10/12/2006	177.00	156.31

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.